SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*

                              Medix Resources, Inc.
                                (Name of Issuer)

                                  Common Stock
                           (Title Class of Securities)

                                   585011 10 9
                                 (CUSIP Number)

                     Donald Salcito, Esq., Perkins Coie LLP.
     1899 Wynkoop Street, Suite 700, Denver, Colorado 80202, (303) 291-2322
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 23, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     The remainder of this cover page shall be filled out for a reporting person's initial filing or initial EDGAR filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 585011 10 9                                          Page 2 of 5 Pages

(1)  NAME OF REPORTING PERSON: JOHN PETER YEROS
                               ----------------

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                        a. __
                                                        b. __

(3)  SEC USE ONLY:

(4)  SOURCE OF FUNDS: PF --

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION: U.S. Citizen
                                           ------------

NUMBER OF SHARES BENEFICIAL OWNED BY REPORTING PERSON WITH:

(7) SOLE VOTING POWER: 2,877,762 shares, of which 1,572,142 shares are deemed beneficially owned because the reporting person holds options and other rights that would permit him to acquire such shares within the next 60 days.

(8)  SHARED VOTING POWER: 0

(9) SOLE DISPOSITIVE POWER: 2,877,762 shares, of which 1,572,124 shares are deemed beneficially owned because the reporting person holds options and other rights that would permit him to acquire such shares within the next 60 days.

(10) SHARED DISPOSITIVE POWER: 0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,877,762 shares, of which 1,572,124 shares are deemed beneficially owned because the reporting person holds options and other rights that would permit him to acquire such shares within the next 60 days.

                                  SCHEDULE 13D

CUSIP No  5850911 10 9                                         Page 3 of 5 Pages

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.3 % of Issuer's outstanding Common Stock

(14) TYPE OF REPORTING PERSON: IN --

Item 1.  Security  and Issuer.
         -------------------
This statement relates to shares of the Common Stock ("Common Stock"), par value of $.001 per share, of Medix Resources, Inc., a Colorado corporation (the "Issuer"). Beneficial ownership reported herein includes Common Stock issuable upon the exercise of stock options and warrants issued to the reporting person by the Issuer. The Issuer maintains its principal executive offices at 7100 E. Belleview Ave., Suite 301, Englewood, CO 80111.

Item 2.    Identity and Background.
           -----------------------

     (a)  This statement is filed by John P. Yeros (the "Reporting Person").

     (b)  His business address is 9763 S. Tall Grass Cir., Lone Tree, CO. 90124.

     (c) The principal occupation of the Reporting Person is self employed consultant.

     (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States.

                                                   SCHEDULE 13D

CUSIP No  5850911 10 9                                         Page 4 of 5 Pages

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------
The Reporting Person has disposed of shares of Common Stock in ordinary brokerage transactions, and has received cash in exchange for shares.

Item 4.    Purpose of Transaction.
           ----------------------
The Reporting Person has disposed of, and may dispose of, Common Stock from time to time for personal financial reasons. Item 5. Interest in Securities of the Issuer.

     (a)  See items (11) and (13) on pages 2 and 3 of this Schedule 13D.

     (b)  See items (7) through (10) on page 2 of this Schedule 13D.

     (c) The Reporting person has disposed of an aggregate of 245,000 shares of Common Stock of the Issuer at various times, and in ordinary brokerage transactions, commencing in May, 2000, and continuing through August 23, 2000. The shares were disposed of at prices ranging from a low of $1.31 per share to a high of $3.00 per share, including the disposition of 5000 shares of Common Stock of the Issuer on August 23, 2000, at a price of $1.50 per share.

     (d)  None

     (e)  Not applicable

Item  6.   Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
            to Securities of the Issuer.
           -----------------------------

None, except that certain consulting agreement between the Reporting Person and the Issuer, attached as Exhibit 10.20 to Issuer's Amended Annual Report, filed 4/12/2000 on Form 10KSB/A, and standard stock purchase agreements, option agreements and warrant agreements between the Issuer and the Reporting Person.

                                  SCHEDULE 13D

CUSIP No  5850911 10 9                                         Page 5 of 5 Pages

Item 7.    Material  Filed as Exhibits.
           ---------------------------
None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2000
                                            /s/ John P. Yeros
                                            ------------------------
                                                John P. Yeros